SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

MF GLOBAL LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Shares, $1.00 par value per share

(Title of Class of Securities)

G60642108

(CUSIP Number of Class of Securities (Underlying Common Shares))

Laurie Ferber, Esq.

717 Fifth Avenue

New York, NY 10022

(212) 589-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

David B. Harms, Esq.

Catherine M. Clarkin, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On October 6, 2009, MF Global Ltd. (“MF Global” or the “Company”) distributed a letter, dated October 5, 2009, and email, dated October 6, 2009, to eligible employees of MF Global regarding the anticipated launch of a one-time voluntary share option exchange program for eligible employees, which excludes the Company’s executive officers and directors (the “Share Option Exchange Program”). Neither the letter nor the email, each of which is attached as an exhibit to this Schedule TO, constitutes an offer to any holder of eligible options to exchange such options.

The Share Option Exchange Program has not commenced. Neither the letter, the email, nor this filing on Schedule TO constitutes an offer to any holder of eligible options to exchange such options. MF Global will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of an exchange offer under the Share Option Exchange Program. Persons who are eligible to participate in the Share Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Share Option Exchange Program.

MF Global shareholders and option holders will be able to obtain the written materials described above and other documents filed by MF Global with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by MF Global with the SEC by directing a written request to: MF Global Ltd., 717 Fifth Avenue, New York, New York 10022, Attention: Investor Relations.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Letter to eligible employees of MF Global Ltd. dated October 5, 2009.

99.2	Email to eligible employees of MF Global Ltd. dated October 6, 2009.